Exhibit 99.5

Dated [•] July 2012

CHINA METRO-RURAL HOLDINGS LIMITED

and

WILLIS PLUS LIMITED

REGISTRATION RIGHTS AGREEMENT

Linklaters

10th Floor, Alexandra House

Chater Road

Hong Kong

Telephone (+852) 2842 4888

Facsimile (+852) 2810 8133/2810 1695

Ref L-202213

Table of Contents

Contents		Page
1	Definitions	1

2	Registration	4

3	Related Obligations	6

4	Obligations of the Investors	12

5	Expenses of Registration	12

6	Indemnification	12

7	Contribution	15

8	Reports Under the Exchange Act	15

9	Amendment of Registration Rights	16

10	Assignment of Registration Rights	16

11	Miscellaneous	16

i

Registration Rights Agreement (this “Agreement”), dated as of July [•], 2012 between:

(1)	China Metro-Rural Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands, with headquarters located at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong (the “Issuer”); and

(2)	Willis Plus Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Buyer”).

Whereas:

(A)	In connection with the Subscription Agreement by and among the parties hereto of even date herewith (the “Subscription Agreement”), the Issuer has agreed, upon the terms and subject to the conditions of the Subscription Agreement, to issue and sell to the Buyer (i) senior convertible notes of the Issuer (the “Bonds”), which will, among other things, be convertible into ordinary shares of the Issuer, with a par value of $0.001 per share (the “Shares”) (as converted, collectively, the “Conversion Shares”), and (ii) warrants (the “Warrants”) which will be exercisable to purchase Shares (as exercised, collectively, the “Warrant Shares”) in accordance with the terms of the Warrants.

(B)	In accordance with the terms of the Subscription Agreement, the Issuer has agreed to provide certain registration rights to the Buyer for itself and for the benefit of PA Universal Opportunity VII Limited as pledgee (the “Pledgee”) under a Charge over Bonds and Warrants between Willis Plus Limited (as chargor) and the Pledgee, dated July [•], 2012, a Share Charge between Kind United Holdings Limited (as chargor) and the Pledgee, dated July [•], 2012 in respect of Shares of the Issuer, a Share Charge between Mr. Cheng Chung Hing (as chargor) and the Pledgee, dated July [•], 2012 in respect of Shares of the Buyer and a Share Charge between Mr. Leung Moon Lam (as chargor) and the Pledgee, dated July [•], 2012 in respect of Shares of the Buyer, as the case may be, under the U.S. Securities Act of 1933, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws. In particular, the Issuer has agreed to provide such rights to enable the Buyer and to allow any pledgee or secured parties (including the Pledgee) to which the Buyer may pledge or grant a security interest in some or all of the Registrable Securities to offer and sell such Registrable Securities in the United States of America under applicable provisions of the Securities Act.

(C)	The Shares are listed and traded on the NYSE MKT (meaning NYSE MKT LLC (formerly known as NYSE Amex LLC)).

Now, therefore, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Issuer and the Buyer hereby agree as follows:

1	Definitions

Capitalized terms used herein (including in the above recitals) and not otherwise defined herein shall have the respective meanings set forth in the Subscription Agreement. As used in this Agreement (including in the above recitals), the following terms shall have the following meanings:

(a)	“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York or Hong Kong are authorized or required by law to remain closed.

(b)	“Cutback Shares” means any of the Required Registration Amount of Registrable Securities (without regard to clause (i)(II) in the definition thereof) not included in all Registration Statements previously declared effective hereunder as a result of a limitation on the maximum number of Shares permitted to be registered by the staff of the SEC pursuant to Rule 415.

(c)

“Effectiveness Deadline” means, with respect to the Registration Statement required to be filed hereunder for the Closing, the 120th calendar day following the date hereof (or, in the event the SEC reviews and has written comments to the Registration Statement, the 180th calendar day following the Closing Date); provided, however, in the event the Issuer is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Trading Day following the date on which the Issuer is so notified if such date precedes the date required above.

(d)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(e)	“Filing Deadline” means, with respect to the Registration Statement required hereunder, the 60th calendar day following the Closing.

(f)	“Investor” means the Buyer, PA Universal Opportunity VII Limited (or any permitted successor or assigns) as pledgee but only to the extent it takes possession of, or is entitled to direct the disposition of, any Registrable Securities pursuant to the Charge over Bonds and Warrants between Willis Plus Limited (as chargor) and the Pledgee, dated July [•], 2012, the Share Charge between Kind United Holdings Limited (as chargor) and the Pledgee, dated July [•], 2012 in respect of Shares of the Issuer, a Share Charge between Mr. Cheng Chung Hing (as chargor) and the Pledgee, dated July [•], 2012 in respect of Shares of the Buyer or a Share Charge between Mr. Leung Moon Lam (as chargor) and the Pledgee, dated July [•], 2012 in respect of Shares of the Buyer, or any transferee or assignee thereof to whom the Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 10 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 10.

(g)	“Investor Shares” means (a) any Shares held by the Investor at any time, including any Shares issued or issuable upon conversion of any Bonds or exercise of any Warrants held by the Investor at any time, (b) any securities of the Issuer which the Investor (or any successor or transferee) shall be entitled to receive, or shall have received, in connection with any share splits, share dividends or similar events with respect to the Shares, and (c) any other securities into which or for which any of the Shares described in the preceding clauses (a) or (b) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise, without regard to any limitations on the conversion of the Bonds or exercise of the Warrants.

(h)	“Principal Market” means the NYSE MKT.

(i)	“Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

(j)	“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

(k)	“register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the Securities Act and pursuant to Rule 415, and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

(l)	“Registrable Securities” means any Investor Shares held by the Investor at any time; provided, however, that Registrable Securities shall cease to be a Registrable Securities upon the a sale of such Registrable Securities.

(m)	“Registration Statement” means the registration statement required to be filed hereunder and any additional registration statements contemplated by Section 3(c), including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

(n)	“Required Holders” means the holders of at least a majority of the Registrable Securities.

(o)	“Required Registration Amount” means (i) with respect to the Registration Statement, (I) initially 55,499,028 Shares issued or to be issued upon conversion of the Bonds (subject to adjustment in accordance with the terms and conditions of the Bonds), 6,000,000 Shares issued or to be issued upon exercise of the Warrants, or (II) such lesser amount as required by the SEC pursuant to Rule 415, and (ii) with respect to subsequent Registration Statements all remaining Registrable Securities to be filed, in each case subject to any cutback set forth in Section 3(c). In the event there are cutbacks as provided for in Section 3(c), preference shall be given in the following priority: (x) first, to the Investor Shares to be issued upon conversion of the Bonds, and (y) second, to Investor Shares issued or to be issued upon exercise of the Warrants.

(p)	“Rule 415” means Rule 415 promulgated under the Securities Act or any successor rule providing for offering securities on a continuous or delayed basis.

(q)	“SEC” means the United States Securities and Exchange Commission.

(r)	“Trading Day” means any day on which the Principal Market, or, if the Principal Market is not the principal trading market for the Shares, then the principal securities exchange or securities market on which the Shares are then traded (the “relevant market”), is open for dealing business; provided that “Trading Day” shall not include any day on which the Principal Market or relevant market is scheduled to or does close prior to its regular weekday closing time.

2	Registration

(a)	Registration

On or prior to the Filing Deadline, the Issuer shall prepare and file with the SEC a Registration Statement on Form F-3 covering the resale of all of the Registrable Securities. The Registration Statement prepared pursuant hereto shall register for resale at least the number of Shares equal to the Required Registration Amount as of date the Registration Statement is initially filed with the SEC. The Registration Statement shall contain the “Selling Stockholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit A and contain all the required disclosures set forth on Exhibit B. The Issuer shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline. By 9:30 am on the date following the date of effectiveness, the Issuer shall file with the SEC in accordance with Rule 424 under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement. The Issuer shall cause the Registration Statement to remain effective until all of the Registrable Securities have been sold (“Registration Period”). Prior to the filing of a Registration Statement with the SEC, the Issuer shall furnish a draft of the Registration Statement to the Investors for their review and comment. The Investors shall furnish comments on the Registration Statement to the Issuer within forty-eight (48) hours of the receipt thereof from the Issuer.

(b)	Failure to File or Obtain Effectiveness of the Registration Statement

If: (i) a Registration Statement is not filed on or prior to the Filing Deadline (if the Issuer files a Registration Statement without affording the Investors the opportunity to review and comment on the same as required by Section 3(a), the Issuer shall not be deemed to have satisfied this clause (i)), or (ii) the Issuer fails to file with the SEC a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five Trading Days of the date that the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that a Registration Statement will not be “reviewed,” or not subject to further review, or (iii) a Registration Statement filed or required to be filed hereunder is not declared effective by the SEC by its Effectiveness Deadline, or (iv) after the effectiveness, a Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities for which it is required to be effective, or the holders of Registrable Securities are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities for more than 30 consecutive calendar days or more than an aggregate of 40 calendar days during any 12-month period (which need not be consecutive calendar days) (any such failure or breach being referred to as an “Event”), then as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the Registrable Securities (which remedy shall not be exclusive of any other rights the holders of Bonds may have hereunder or under applicable law or in equity), on each such Event date and on each monthly anniversary of each such Event date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Issuer shall pay to each holder of Bonds an amount in cash, as partial liquidated damages (“Registration Delay Payments”) and not as a penalty, equal to 1.0% of the aggregate subscription price paid by such holder of Bonds pursuant to the

Subscription Agreement for any Bonds then held by such holder. In the event the Issuer fails to pay Registration Delay Payments pursuant to this Section 2(b) in a timely manner, such unpaid Registration Delay Payments shall bear interest at the rate of one percent (1.0%) per month (prorated for partial months) until paid in full. The parties agree that (1) the Issuer shall not be liable for Registration Delay Payments under this Agreement with respect to any Warrants or Warrant Shares and (2) the maximum aggregate Liquidated Damages payable to a holder of Registrable Securities under this Agreement shall be ten percent (10%) of the aggregate subscription price paid by such holder pursuant to the Subscription Agreement. The Registration Delay Payments pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event.

(c)	Liquidated Damages

The Issuer and the Buyer hereto acknowledge and agree that the sums payable under subsection 2(b) above shall constitute liquidated damages and not penalties and are not exclusive of any other rights of the Buyer, including the right to call a default. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred is incapable or is difficult to precisely estimate, (ii) the amounts specified in such subsections bear a reasonable relationship to, and are not plainly or grossly disproportionate to, the probable loss likely to be incurred in connection with any failure by the Issuer to obtain or maintain the effectiveness of a Registration Statement, (iii) one of the reasons for the Issuer and the Buyer reaching an agreement as to such amounts was the uncertainty and cost of litigation regarding the question of actual damages, and (iv) the Issuer and the Buyer are sophisticated business parties and have been represented by sophisticated and able legal counsel and negotiated this Agreement at arm’s length. Notwithstanding the foregoing, there shall be no liquidated damages for Cutback Shares.

(d)	Ineligibility for Form F-3

In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Issuer shall (i) register the resale of the Registrable Securities on a form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-3 as soon as the use of such form for such purpose is permitted, provided that the Issuer shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

(e)	Legal Counsel

Subject to Section 5 hereof, (i) the Buyer shall have the right to select one legal counsel or such other counsel as thereafter designated by the Required Holders, and (ii) the Pledgee (in its capacity as pledgee) shall have the right to select one legal counsel which shall be Linklaters or such other counsel as thereafter designated by the Pledgee, in each case to review and oversee any registration pursuant to this Section 2 (each, a “Legal Counsel” and, collectively, the “Legal Counsels”).

(f)	Sufficient Number of Shares Registered

In the event the number of Shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(g), the Issuer shall, if the Registration Statement has not been declared effective, amend the applicable Registration Statement, or, in all other cases, file a new Registration Statement (on the short form available therefor, if applicable), so as to cover at least the Required Registration Amount, as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than thirty (30) days after the necessity therefor arises. The Issuer shall use its reasonable best efforts to cause such amendment or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of Shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of Shares available for resale under the Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount by (ii) 0.9]. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the conversion of the Bonds and such calculation shall assume that the Bonds are then convertible into Investor Shares at the then prevailing Conversion Rate (as defined in the Bonds).

(g)	Allocation of Registrable Securities

The initial number of Registrable Securities included in any Registration Statement and any increase, as applicable, in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement. In no event shall the Issuer include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.

3	Related Obligations

(a)	The Issuer shall, not less than three (3) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related amendments and supplements to all Registration Statements (except for annual reports on Form 20-F), furnish to Investors copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the reasonable and prompt review of the Investors, the Issuer shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Investors shall reasonably object in good faith; provided that, the Issuer is notified of such objection in writing no later than two (2) Trading Days after each Investor has been so furnished copies of a Registration Statement.

(b)	The Issuer shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the Prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the SEC with respect to a Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Investor true and complete copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Issuer may excise any information contained therein which would constitute material non-public information as to the Investor if it has not executed a confidentiality agreement with the Issuer); and (iv) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Issuer covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Issuer’s filing a report on Form 6-K or any analogous report under the Exchange Act, the Issuer shall incorporate such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the Exchange Act report is filed which created the requirement for the Issuer to amend or supplement the Registration Statement.

(c)	To the extent Cutback Shares exist, as soon as may be permitted by the SEC, the Issuer shall be required to file a Registration Statement covering the resale of the Cutback Shares and shall use best efforts to cause such Registration Statement to be declared effective as promptly as practicable thereafter. Notwithstanding any other provision of this Agreement and subject to the payment of liquidated damages in Section 2(c), any Cutback Shares shall be applied to each Investor pro rata in accordance with the number of Registrable Securities purchased by such Investor under the Subscription Agreement (and in the case of a subsequent transfer the Buyer’s) relative to the Registrable Securities purchased by the Buyer under the Subscription Agreement.

(d)

The Issuer shall furnish to the Investors whose Registrable Securities are included in any Registration Statement, without charge, (i) at least one (1) copy of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) ten (10) copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investors may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investors.

(e)	The Issuer shall use its best efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investors reasonably request, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Issuer shall not be required in connection therewith or as a condition thereto to (w) make any change to its articles of incorporation or by-laws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Issuer shall promptly notify each Investor who holds Registrable Securities of the receipt by the Issuer of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(f)	As promptly as practicable after becoming aware of such event or development, the Issuer shall notify each Investor in writing of the happening of any event as a result of which the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to each Investor. The Issuer shall also promptly notify each Investor in writing (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to each Investor by facsimile on the same day of such effectiveness), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Issuer’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(g)	The Issuer shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction within the United States of America and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Investor who then holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(h)	If, after the execution of this Agreement, the Investor believes, after consultation with its legal counsel, that it could reasonably be deemed to be an underwriter of Registrable Securities, at the request of the Investor, the Issuer shall furnish to the Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as the Investor may reasonably request (i) a letter, dated such date, from the Issuer’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, and (ii) an opinion, dated as of such date, of counsel representing the Issuer for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investor.

(i)	If, after the execution of this Agreement, an Investor believes, after consultation with its legal counsel, that it could reasonably be deemed to be an underwriter of Registrable Securities, at the request of such Investor, the Issuer shall make available for inspection by (i) such Investor and (ii) one (1) firm of accountants or other agents retained by the Investor (collectively, the “Inspectors”) all pertinent financial and other records, and pertinent corporate documents and properties of the Issuer (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Issuer’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree, and the Investor hereby agrees, to hold in strict confidence and shall not make any disclosure or use any Record or other information which the Issuer determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the Securities Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector and the Investor has actual knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Issuer and allow the Issuer, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

(j)

The Issuer shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Issuer unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Issuer agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow it, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(k)	The Issuer shall use its best efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Issuer are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (ii) secure the inclusion for quotation of all of the Registrable Securities on the NYSE MKT or (iii) if, despite the Issuer’s best efforts, the Issuer is unsuccessful in satisfying the preceding clauses (i) and (ii), to secure the inclusion for quotation on, The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market for such Registrable Securities and, without limiting the generality of the foregoing, to use its best efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority, Inc. (“FINRA”) as such with respect to such Registrable Securities. The Issuer shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).

(l)	The Issuer shall cooperate with any Investor who holds Registrable Securities being offered and, to the extent applicable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as any Investor may reasonably request and registered in such names as such Investor may request.

(m)	The Issuer shall use its best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(n)	The Issuer shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, or such period as allowed by filing a Form 12b-25, an earnings statement (in form complying with the provisions of Rule 158 under the Securities Act) covering a twelve (12) month period beginning not later than the first day of the Issuer’s fiscal quarter next following the effective date of the Registration Statement.

(o)	The Issuer shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(p)	Within two (2) business days after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Issuer shall deliver, and shall cause legal counsel for the Issuer to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit C.

(q)	The Issuer shall take all other reasonable actions necessary to expedite and facilitate disposition by the Investors of Registrable Securities pursuant to a Registration Statement.

(r)	Notwithstanding anything to the contrary herein, at any time after the Effective Date, if (i) there is material non-public information regarding the Issuer which the Issuer’s Board of Directors (the “Board”) determines not to be in the Issuer’s best interest to disclose and which the Issuer is not otherwise required to disclose, or (ii) there is a significant business opportunity (including, but not limited to, the acquisition or disposition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or other similar transaction) available to the Issuer which the Board determines not to be in the Issuer’s best interest to disclose and the Issuer is not otherwise required to disclose, then the Issuer may suspend effectiveness of a registration statement for a period (“Grace Period”); provided that the Issuer may not suspend effectiveness of a registration statement under this Section 3(r) for more than twenty five (25) consecutive days or for more than sixty (60) days in the aggregate during any three hundred sixty-five (365) day period and the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period; provided, further, that no such suspension shall be permitted arising out of the same set of facts, circumstances or transactions; and provided, further, that the Issuer shall promptly notify the Investors in writing of (x) the date on which the Grace Period will begin and (y) the date on which the Grace Period ends (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (x) of the last proviso of the preceding sentence and shall end on and include the later of the date the Investors receive the notice referred to in clause (y) of the last proviso of the preceding sentence and the date referred to in such notice. The provisions of Section 2(b) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Issuer shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such information is no longer applicable. Notwithstanding anything to the contrary, the Issuer shall cause its transfer agent to deliver unlegended Shares to a transferee of an Investor in accordance with the terms of the Subscription Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, prior to the Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.

(s)	The Issuer shall not file any other registration statements until, or grant registration rights to any Person that can be exercised prior to the time that, all Registrable Securities are registered pursuant to a Registration Statement that is declared effective by the SEC, provided that this Section 3(s) shall not prohibit the Issuer from filing amendments (pre-effective and post-effective) to registration statements filed prior to the date of this Agreement; provided that no such amendment shall increase the number of securities registered on a registration statement. The Issuer has not entered, as of the date hereof, nor shall the Issuer, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Investors in this Agreement or otherwise conflicts with the provisions hereof.

4	Obligations of the Investors

(a)	Each Investor agrees that, upon receipt of any notice from the Issuer of the happening of any event of the kind described in Section 3(f) the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Issuer shall cause its transfer agent to deliver unlegended certificates for Shares to a transferee of the Investor in accordance with the terms of the Subscription Agreement in connection with any sale of Registrable Securities with respect to which the Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Issuer of the happening of any event of the kind described in Section 3(f) or the first sentence of 3(e) and for which the Issuer has not yet settled.

(b)	Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

(c)	Each Investor covenants and agrees that any offer for distribution and sale of Registrable Securities by it in the United States shall be made by way of a non-underwritten offering (within the meaning of Rule 12h-6(a)(2) under the Securities Exchange Act of 1934, as amended), unless otherwise agreed with the Issuer.

5	Expenses of Registration

All expenses incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers, accounting fees and fees and disbursements of legal counsels (including the Legal Counsels) shall be paid by the Issuer.

6	Indemnification

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a)

To the fullest extent permitted by law, the Issuer will, and hereby does, indemnify, hold harmless and defend the each Investor, the directors, officers, partners, members, employees, agents, representatives of, and each Person, if any, who controls such Investor within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Issuer files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Issuer of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Issuer shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other expenses reasonably incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Issuer by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, (ii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Issuer, if such prospectus was timely made available by the Issuer pursuant to Section 3(d); and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Issuer, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(b)

In connection with any Registration Statement in which an Investor is participating, such Investor agrees to severally and not jointly hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Issuer, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Issuer within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Issuer by such Investor expressly for use in connection with such Registration Statement; and, subject to

Section 6(c), such Investor shall reimburse the Indemnified Party for any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that an Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(c)

Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the Indemnified Person or Indemnified Party, as applicable, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate reasonably with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation and such settlement shall not include any admission as to fault on the part of the Indemnified Party. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d)	The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e)	The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7	Contribution

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

8	Reports Under the Exchange Act

With a view to making available to Investors the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Issuer to the public without registration (“Rule 144”), the Issuer agrees to:

(a)	make and keep public information available, as those terms are understood and defined in Rule 144;

(b)	file with the SEC in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)

furnish to any Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report (if the Issuer files quarterly reports) of the Issuer and such other reports and documents so filed by the Issuer, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

9	Amendment of Registration Rights

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Issuer and Required Holders at the time of the amendment or waiver. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon the Issuer and the Investors; provided that no such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to this Agreement.

10	Assignment of Registration Rights

The rights under this Agreement shall be automatically assignable by any Investor to any transferee of all or any portion of such Investor’s Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Issuer within a reasonable time after such assignment; (ii) the Issuer is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act or applicable state securities laws; (iv) at or before the time the Issuer receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Issuer to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Subscription Agreement and the transfer conditions of the Bonds and Warrants, as applicable.

11	Miscellaneous

(a)	A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Issuer receives conflicting instructions, notices or elections from two (2) or more Persons with respect to the same Registrable Securities, the Issuer shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

(b)	Neither the Issuer nor any of its security holders (other than the Investors in such capacity pursuant hereto) may include securities of the Issuer in the Registration Statement other than the Registrable Securities. The Issuer shall not file any other registration statements until the Registration Statement required hereunder is declared effective by the SEC, provided that this Section 11(b) shall not prohibit the Issuer from filing amendments to registration statements already filed.

(c)	If at any time during the Registration Period there is not an effective Registration Statement covering all of the Registrable Securities and the Issuer shall determine to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form F-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit plans, then the Issuer shall send to the Investors a written notice of such determination and, if within fifteen (15) days after the date of such notice, an Investor shall so request in writing, the Issuer shall include in such registration statement all or any part of such Registrable Securities the Investor requests to be registered.

(d)	Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and delivered in accordance with Clause 11.1 of the Subscription Agreement, which Clause 11.1 shall be deemed to have been incorporated herein by reference and shall apply to the terms and provisions of this Agreement and the parties hereto mutatis mutandis.

(e)	Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(f)	All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Issuer hereby appoints National Registered Agents, Inc. at 111 Eighth Avenue, New York, NY10011, as its agent for service of process in the State of New York. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(g)	If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(h)	This Agreement, the other Transaction Documents (as defined in the Subscription Agreement) and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(i)	Subject to the requirements of Section 10, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(j)	The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(k)	This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(l)	Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(m)	All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders, determined as if all of the outstanding Bonds then held by the Investors have been converted for Registrable Securities without regard to any limitations on redemption, amortization and/or conversion of the Bonds, and the outstanding Warrants then held by Investors have been exercised for Registrable Securities without regard to any limitations on exercise of the Warrants.

(n)	The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(o)	This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that the parties hereto expressly intend any pledgee of any Registrable Securities (including, for the avoidance of doubt, the Pledgee) to be third-party beneficiaries under this Agreement.

[Signature Page Follows]

In witness whereof, the Buyer and the Issuer have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

Issuer:

CHINA METRO-RURAL HOLDINGS LIMITED

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

In witness whereof, the Buyer and the Issuer have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

Buyer:

WILLIS PLUS LIMITED

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

EXHIBIT A

SELLING SHAREHOLDER

The shares of common stock (being ordinary shares with par value of US$0.001 each) being offered by the selling shareholder are those issuable to the selling shareholder upon conversion of the convertible bonds and upon exercise of the warrants. For additional information regarding the issuance of those convertible bonds and warrants, see “[Private Placement of Bonds and Warrants]” above. We are registering the shares of common stock in order to permit the selling shareholder to offer the shares for resale from time to time. Except for the ownership of the convertible bonds and the warrants issued pursuant to the Subscription Agreement, the selling shareholder has not had any material relationship with us within the past three years.

The table below lists the selling shareholder and other information regarding the beneficial ownership of the shares of common stock by the selling shareholder. The second column lists the number of shares of common stock beneficially owned by the selling shareholder, based on its ownership of the convertible bonds and warrants, as of                     , 20[•], assuming conversion of all convertible bonds and exercise of the warrants held by the selling shareholder on that date, without regard to any limitations on conversions, amortizations, redemptions or exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholder.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least (i) [•]% of the number of Conversion Shares issued and issuable pursuant to the convertible bonds as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, and (ii) [•]% of the number of Warrant Shares issued and issuable pursuant to the warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. The third column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Because the conversion price of the convertible bonds and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

[INCLUDE DESCRIPTION OF LIMITATIONS ON THE SALE OF SHARES OF COMMON STOCK BY THE SELLING SHAREHOLDER, IF ANY]. The selling shareholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to Be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering
[•]	[•]	[•]	[•]

A-1

EXHIBIT B

PLAN OF DISTRIBUTION

We are registering the shares of common stock (being ordinary shares of par value US$0.001 each) issuable upon conversion of the convertible bonds and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible bonds and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

B-1

•	any other method permitted pursuant to applicable law.

If the selling shareholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholder may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if it default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

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We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be US$[•] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholder will be entitled to contribution. We may be indemnified by the selling shareholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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EXHIBIT C

FORM OF NOTICE OF EFFECTIVENESS

OF REGISTRATION STATEMENT

[Counsel]

[Address]

Attention: [•]

Re: China Metro-Rural Holdings Limited

Ladies and Gentlemen:

[We are][I am] counsel to China Metro-Rural Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Issuer”), and have represented the Issuer in connection with that certain Subscription Agreement, dated as of July 24, 2012 (the “Subscription Agreement”), entered into by the Issuer and Willis Plus Limited(the “Investor”) pursuant to which the Issuer issued to the Investor convertible bonds (the “Bonds”) convertible into shares of the Issuer’s ordinary shares, par value $0.001 per share (the “Common Stock”) and warrants exercisable for shares of Common Stock (the “Warrants”). Pursuant to the Subscription Agreement, the Issuer also has entered into a Registration Rights Agreement with the Investor (the “Registration Rights Agreement”) pursuant to which the Issuer agreed, among other things, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stock issuable upon conversion of the Bonds and upon exercise of the Warrants under the Securities Act of 1933 (the “Securities Act”). In connection with the Issuer’s obligations under the Registration Rights Agreement, on                     ,          201[•], the Issuer filed a Registration Statement on Form [F]-3 (File No. 333-                    ) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names the Investor as a selling shareholder thereunder.

In connection with the foregoing, [we][I] advise you that a member of the SEC’s staff has advised [us][me] by telephone that the SEC has entered an order declaring the Registration Statement effective under the Securities Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and [we][I] have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the Securities Act pursuant to the Registration Statement.

This letter shall serve as our standing instruction to you that the shares of Common Stock are freely transferable by the Investor pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of shares of Common Stock to the Investor as contemplated by the Issuer’s Irrevocable Transfer Agent Instructions dated [•], 201[•].

Very truly yours,

[ISSUER’S COUNSEL]

By:
CC: PA Universal Opportunity VII Limited

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